EXHIBIT 12
PILGRIM'S PRIDE CORPORATION
COMPUTATION OF RATIO EARNINGS TO FIXED CHARGES

	Twenty-Six Weeks Ended
	June 25, 2017	June 26, 2016
	(In thousands)
Earnings:
Income before income taxes	$489,655	$412,055
Add: Total fixed charges (see below)	38,034	29,718
Less: Interest capitalized	3,846	869
Total earnings	$523,843	$440,904

Fixed charges:
Interest(a)	$32,168	$24,450
Portion of noncancelable lease expense representative of interest factor(b)	5,866	5,268
Total fixed charges	$38,034	$29,718

Ratio of earnings to fixed charges	13.77	14.84

(a)    Interest includes amortization of capitalized financing fees.
(b)    One-third of noncancelable lease expense is assumed to be representative of the interest factor.